Fitch Ratings, Inc.

2016 Form NRSRO Annual Certification

Exhibit 4. Organizational Structure

Please see charts attached, reflecting the corporate management structure and material affiliates of Fitch Ratings.

Corporate Structure



Paul Taylor
President and CEO
Independent Directors
Fitch Ratings Inc/Fitch Ratings Ltd
Board of Directors
Rob Harpel, MD
Chief Technology Officer
Ian Linnell, MD
Global Analytical Head
Mark Oline, MD
Global Head of
Business & Relationship Mgmt
Ted Niedermayer
CFO
Charles Brown
General Counsel
John Olert, MD
Chief Risk Officer
Dan Champeau, MD
Global Group Head
U.S. Public Finance
Global Infrastructure
International Public Finance
Kevin Duignan, MD
Global Group Head
Structured Finance
Covered Bonds
Richard Hunter, MD
Global Group Head
Corporate Finance
James McCormack, MD
Global Group Head
Sovereigns
David Weinfurter, MD
Global Group Head
Banks
Insurance
Fund & Asset Management
Louise Pesano, MD
Global Operations Mgmt
Sharon Raj, MD
Policies and Publishing
Business and Relationship
Management
Regional Business Heads
Global Research Strategy
Global Communications
Jeremy Carter, MD
Chief Criteria Officer
Eileen Fahey, MD
Chief Credit Officer
Regional Credit Officers
Stuart Jennings, MD
EMEA and APAC
Rui Pereira, MD
The Americas
Credit Policy Group
Jeff Horvath, MD
Chief Compliance Officer
Trevor Pittman, MD
Sr Compliance Officer EMEA/APAC

Effective March 2016


Marc Ladreit De Lacharrière*
FIMALAC SERVICES FINANCIERS 20%
HEARST RATINGS II, INC.† 80%
FITCH GROUP, INC. (Delaware)
FITCH TREASURY LIMITED (England)
FITCH RATINGS, INC. (Delaware)
FITCH SOLUTIONS, INC. (Delaware)
FITCH LEARNING, INC. (Delaware)
FITCH INFORMATION SERVICES, INC. (Delaware)
Credit Rating Affiliates See page FRI
FITCH TRAINING HOLDINGS LIMITED (England)
FITCH 7CITY LEARNING, INC. (Delaware)
FITCH INFORMATION SERVICES LTD (England)
BUSINESS MONITOR INTERNATIONAL, INC. (Delaware)

*Mr. de Lacharrière holds an indirect controlling interest in Fimalac Services Financiers.
†Hearst Ratings II, Inc. is the indirect wholly owned subsidiary of Hearst Corporation.

March 2016

Fitch Ratings


FITCH RATINGS, INC.
(Delaware)
FITCH RATINGS
LIMITED
(England)
FITCH RATINGS
LANKA LIMITED*
(Sri Lanka)
FITCH
CENTROAMERICA, S.A.*
(Panama)
FITCH RATINGS COLOMBIA, S.A
SOCIEDAD CALIFICADORA
DE VALORES*
(Colombia)
Additional
Credit Rating Affiliates
See page FRL
FITCH SOLUTIONS LIMITED+
(England)
FITCH COSTA RICA
CALIFACADORA
DE RIESGO, S.A.*
(Costa Rica)
FITCH CENTROAMERICA, S.A.*
(Guatemala)
FITCH REPUBLICA
DOMINICANA S.R.L.*
(Dominican Republic)
FITCH SOLUTIONS
ASIA PTE LTD+
IRR ADVISORY
SERVICES PRIVATE LTD+
FITCH SOLUTIONS
DEUTSCHLAND GMBH+

*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

March 2016

FRL

Fitch Ratings


FITCH RATINGS LIMITED (England)
FITCH RATINGS CIS LIMITED++ (England)
FITCH RATINGS ESPAÑA S.A.U. (Spain)
FITCH ITALIA S.P.A. (Italy)
FITCH DEUTSCHLAND GMBH (Germany)
FITCH POLSKA S.A. (Poland)
FITCH FRANCE (France)
FITCH RATINGS KREDI, DERECELENDIRME HI ZMETLERI A.S.* (Turkey)
FITCH SOUTHERN AFRICA (PTY) LIMITED
INTER ARAB RATING COMPANY S.A.E.* (Bahrain)
INDIA RATINGS AND RESEARCH PTE LTD* (India)
FITCH INDIA SERVICES PRIVATE LTD* (India)
FITCH RATINGS (BEIJING) LIMITED* (China)
FITCH RATINGS SINGAPORE PTE LTD (Singapore)
PT FITCH RATINGS INDONESIA* (Indonesia)
FITCH RATINGS JAPAN LIMITED (Japan)
FITCH (HONG KONG) LIMITED (Hong Kong)
FITCH AUSTRALIA PTY LIMITED (Australia)
KOREA RATINGS CORPORTATION* (Korea)
E-CREDIBLE CO., LTD (Korea)
E-CREDIBLE NETWORKS CO., LTD (Korea)
FITCH RATINGS (THAILAND) LIMITED* (Thailand)
FITCH RATINGS BRASIL LTDA (Brazil)
FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.* (Venezuela)
FITCH MEXICO S.A. DE C.V. (Mexico)
FITCH HOLDING S.A* (Chile)
FITCH CHILE CLASIFICADORA DE RIESGO LIMITADA* (Chile)

*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Limited is incorporated in England and does business in Russia and the CIS through its sole branch.

March 2016